(RITE AID
       CORPORATION - LOGO)

       CONTACTS:  MEDIA:                         INVESTORS:
                  SUZANNE MEAD                   FRANK BERGONZI
                  VP Corporate Communications    Executive VP and CFO
                  (717) 975-5887                 (717) 975-5750

                                     ADAM MILLER
                                     Abernathy MacGregor Scanlon
                                     (212) 371-5999

       FOR IMMEDIATE RELEASE

                  FTC ASKS RITE AID FOR ADDITIONAL INFORMATION
               CONCERNING OFFER FOR REVCO; RITE AID EXTENDS OFFER
             ______________________________________________________

                 CAMP HILL, PA, December 28, 1995 -- Rite Aid Corporation (RAD: NYSE, PSE) today announced that it received a request for additional information from the Federal Trade Commission with respect to its subsidiary's $27.50 per share cash tender offer to purchase 35,144,833 shares of common stock of Revco D.S., Inc. (RXR: NYSE). Accordingly, the Hart-Scott-Rodino waiting period, which was originally scheduled to expire at 11:59 p.m., New York City time, on December 27, 1995, will be extended and will now expire at 11:59 p.m., New York City time, on the tenth calendar day after the date that Rite Aid substantially complies with the second request.

                 Rite Aid said that it intends to comply with the FTC's second request as expeditiously as practicable. In addition, Rite Aid and its subsidiary Ocean Acquisition Corporation announced today that they have extended the expiration date of Ocean Acquisition's $27.50 per share cash tender offer for Revco common stock to 7:00 p.m., New York City time, on Tuesday, January 16, 1996. The offer had previously been scheduled to expire at 12:00 midnight, on Tuesday, January 2, 1996. As of 5:00 p.m. New York City time on December 27, 1995, 2,879,386 shares of Revco common stock had been validly tendered in the offer.

                                    - more -
                 As previously announced, the tender offer is being made pursuant to a merger agreement between Rite Aid, Ocean Acquisition and Revco. The tender offer will be followed by a second-step merger in which each share of Revco not acquired in the tender offer will be converted into the right to receive Rite Aid common stock and/or under certain circumstances, cash.

                 Rite Aid Corporation, based in Camp Hill, Pennsylvania, is the nation's largest drugstore chain, with over 2,700 stores in 21 states and the District of Columbia. General information about Rite Aid including corporate background and press releases is available, free of charge, through the company's News-On-Demand fax service at (800) 916-7788.


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